www.linkedin.com/in/
saltonmassally (LinkedIn)
github.com/saltonmassally (Other)
openg2p.org/ (Company)

Top Skills

Biometrics
Government Relations
Financial Services

Languages

English (Native or Bilingual)

Certifications

GitHub

Honors-Awards

Queens Young Leader

Business in the Community UPS
International Disaster Response
Awards

Publications

How to stop and apocalypse with
second hand laptops and Open
Source Software.

How Open-source Software Helped
End Ebola in Sierra Leone and What
This Can Mean for West Africa

Salton Massally

Chief Technology Officer @ MiKashBoks
New York, New York, United States

Summary

Accomplished software engineer and fintech expert with a strong
track record of leveraging cutting-edge technology to create
innovative financial solutions for underserved communities. I have
founded several flagship initiatives and led their technology vision
and implementation, earning recognition as a Queen Young Leader
by Her Majesty Queen Elizabeth II in 2018.

My work is widely recognized for building open-source payment
solutions that helped Sierra Leone respond to the Ebola virus
outbreak of 2015, later open-sourced as OpenG2P to aid
governments worldwide in addressing social protection challenges
during the COVID-19 epidemic.

With extensive experience in product development, market analysis,
and engineering leadership, I bring a unique blend of technical and
business acumen.

_____

Experience

MiKashBoks
Founder & CTO
January 2021 - Present (2 years 10 months)
USA, Nigeria, Sierra Leone, Ethiopia

As the Founder and CTO of MiKashBoks, a digital social finance platform,
I have been instrumental in driving the company's growth and innovation in
fintech. With active deployments in Sierra Leone, Nigeria, and Ethiopia, we
have garnered over 100,000 users and are dedicated to empowering millions
more through group saving and lending solutions.

Key Achievements:

- Successfully raised $1M in seed funding, enabling further growth and
expansion of our services.

- Secured second place in the prestigious 2022 MIT Sloan Financial Technology Competition.
- Reached the finals of the 2022 Harvard President's Innovation Challenge.

Responsibilities:

- Led the ideation, development, and continuous refinement of the MiKashBoks platform to maintain cutting-edge competitiveness.
- Designed and implemented an extensive suite of backend services for MiKashBoks, including the core banking platform, transaction and loan processing engines, Marketplace API, Know Your Customer (KYC) verification systems and social engagement modules.
- Oversee a talented and diverse team across four continents, fostering a culture of innovation and collaboration.
- Develop and execute strategies to navigate the challenges of deploying complex fintech solutions in highly regulated, technologically nascent, low-connectivity, and low-literacy environments.
- Engage with investors and partners to secure resources and drive the company's growth.

OpenG2P
Founder & Volunteer CTO (Covid-19 Response)
April 2020 - December 2022 (2 years 9 months)
Globally

In response to the growing need for efficient government-to-person (G2P) payments during the COVID-19 pandemic, I founded OpenG2P, a framework combining a suite of digital public goods to enable governments and humanitarian agencies to identify, onboard, and deliver cash and non-cash benefits to people.

Key Achievements:

- Developed and open-sourced software initially used during Sierra Leone's Ebola response to facilitate G2P payments for 40,000 health workers.
- Built a strong community of volunteers and evangelists to support the OpenG2P initiative.
- Gained recognition as a digital public good by UNICEF & Digital Public Goods Alliance.
- Successfully transitioned the project to MOSIP, where it continues to gain traction with governments and humanitarian agencies globally.

Responsibilities:

- Led the technical vision and development of the OpenG2P framework.
- Managed a team of volunteers and coordinated efforts to adapt and scale the solution to address the diverse needs of governments and humanitarian agencies.
- Fostered strategic partnerships with stakeholders in the public and private sectors to advance the project's goals and impact.
- Provided guidance and support to ensure the successful handover of the project to MOSIP while maintaining its core values and mission.

Kiva
Director of Global Implementation (Kiva Protocol)
January 2019 - October 2020 (1 year 10 months)
San Francisco Bay Area

As the Director of Global Implementation at Kiva, I led the deployment team for Kiva Protocol, a standards-based authentication platform designed to connect government identity systems with financial services and payment infrastructure. In this role, I successfully launched Africa's first blockchain-based government identity system in Sierra Leone and facilitated its integration with the country's financial service ecosystem.

Key Achievements:

- Successfully implemented Africa's first blockchain-based government identity system in Sierra Leone.
- Established strong relationships with finance and government officials in deployment countries to ensure seamless integration of Kiva Protocol.

Responsibilities:

- Designed and implemented the biometric capabilities of the Kiva Protocol platform, enabling users to access their ID wallets through fingerprint authentication securely.
- Managed a team of in-country, forward-deployed solutions engineers responsible for integrating Kiva Protocol's identity and credit applications.
- Provided training and support to transition solutions to in-country staff, ensuring sustainability and local capacity-building.

- Collaborated closely with engineering teams to formalize APIs for Kiva's core protocol, ensuring alignment with product requirements and in-country needs.
- Worked closely with product teams to understand and incorporate specific customer and in-country requirements into the development process.
- Translated firsthand customer and market experience into input for product direction and strategy, optimizing Kiva Protocol for the unique challenges faced by deployment countries.

iDT Labs
Chief Technology Officer
April 2011 - January 2019 (7 years 10 months)
Freetown, Sierra Leone

As the Chief Technology Officer at iDT Labs, my first startup, I focused on data and technology to drive social change and developed fintech solutions for financial inclusion. This experience ignited my passion for impactful technology in ICT for development and financial inclusion.

My work targeted improving livelihoods and reducing fragility for the underserved through financial services.

Key Achievements:

- Implemented Digital Financial Services (DFS) in Government-to-People Payments, impacting 80,000 government workers.
- Improved core banking systems and financial inclusion strategies for microfinance institutions.
Conducted Open Data Readiness Assessment (ODRA) for the Government of Liberia (GoL) with the World Bank.
- Digitized hazard payments for 30,000 frontline Ebola response workers, transitioning them to mobile money.

Responsibilities:

- Developed and evolved iDT Labs' strategic technical direction aligned with our mission.
- Led overall vision, implementation, leadership, representation, and team-building for iDT Labs.
- Collaborated with partners to develop and deploy consumer-centric digital financial services products.

- Managed and mentored a team of software engineers, providing technical guidance.
- Participated in the engineering process, including writing code, code reviews, and architecting systems.
- Ensured the adoption of best practices in software engineering, including agile methodologies and automated testing.

As CTO, I also served as the de facto CEO, leading the overall vision, implementation, and team-building efforts.

Education

University at Buffalo

Incomplete, Aerospace and Mechanical Engineering · (2008 - 2010)